EXHIBIT 99.1

China Lodging Group, Limited Announces Results of 2018 Annual General Meeting

SHANGHAI, China, May 21, 2018 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that its 2018 annual general meeting of shareholders was held on May 21, 2018. During the meeting, the following proposals submitted for shareholders’ approval were approved:

  The special resolution as set out in the Notice of Annual General Meeting regarding the change of the name of the Company from “China Lodging Group, Limited” to “Huazhu Group Limited”;
  The ordinary resolution as set out in the Notice of Annual General Meeting regarding the ratification of the appointment of Ms. Xiaofan Wang as a director of the Company;
  The ordinary resolution as set out in the Notice of Annual General Meeting regarding the extension of the term of the Company’s Amended and Restated 2009 Share Incentive Plan (the “2009 Plan”) for another ten (10) years and amending the relevant provisions of the 2009 Plan;
  The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company and authorizing the directors of the Company to determine the remuneration of the auditor; and
  The ordinary resolution as set out in the Notice of Annual General Meeting regarding authorizing each of the directors or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of March 31, 2018, the Company had 3,817 hotels or 384,959 rooms in operation. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Joya Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2018, China Lodging Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Contact Information
Investor Relations
Tel:  +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com